SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 18, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated March 18, 2005, regarding Ericsson’s hedge accounting differences - IFRS, Swedish and US GAAP.

Hedge Accounting Differences – IFRS, Swedish and US GAAP

Background

Assuming that hedge accounting is applied to the same extent under all three accounting standards the effect on Income would be similar. However, in our US GAAP accounting we have opted not to use hedge accounting to the same extent as Swedish GAAP, due to extra workload when applying different hedge accounting requirements. We intend to apply full hedge accounting under IFRS to the extent allowed under the accounting standard. Consequently, we believe that the Swedish GAAP numbers are more suitable as a proxy for hedge accounting when we report under IFRS.

If hedge accounting is applied, cash flow hedges are recognized on balance sheet with an offsetting entry in equity under both US GAAP and IFRS. The amount deferred in equity will be reported in the income statement when the hedged transaction occurs. Under Swedish GAAP cash flow hedges are not reported on balance sheet/equity and hence cannot be deferred creating the possibility for timing differences compared with IFRS and US GAAP. However, the hedging result is reported in the income statement once the transaction occurs similar to US GAAP and IFRS.

Questions and Answers

1.	Under US GAAP (page 82) one of the adjustments to Net Income is “Hedging” by SEK -2,915 million. How shall we look upon this number?

The amount reported should be seen as a one-off adjustment for timing differences when recognizing results of hedging between Swedish GAAP and US GAAP.

Most of the amount, i.e. SEK 2,507 million, in our reported numbers, relates to timing difference between 2003 and 2004. Income was recognized in 2003 under US GAAP but in 2004 under Swedish GAAP, when the hedged transactions occurred. A similar timing difference at the end of 2004 resulted in earlier recognition of SEK 408 million of hedge losses under US GAAP compared to Swedish GAAP

2.	What was the P&L impact in 2004 from realized hedges? How did this affect sales, CoS, OPEX and net financials respectively?

The hedges did not fully offset the FX losses due to the fact that we do not hedge for the full year. The net effect was SEK -1.1 b. and the vast majority is reported under Sales and Cost of Sales.

3.	Why didn’t you disclose this effect (SEK –2.9 b.) in the Q4 report when commenting on the effects of IFRS?

This is a question about reconciling US GAAP to Swedish GAAP, not IFRS. Since most of the effect was related to timing between 2003 and 2004 it was irrelevant in an IFRS comparison. Furthermore, we intend to use full hedge accounting to the extent possible under IFRS rules.

4.	The SEK 2,507 million mentioned above, how does that relate to the reported positive US GAAP hedging adjustment of SEK 1.6 b. for 2003?

The SEK 1.6 b. also includes timing differences from 2002.

5.	How large portion of Ericsson’s hedges are cash flow hedges?

At year-end the total net market value of forward foreign exchange contracts was SEK 4 b. (see note 22) of which SEK 1.6 b. related to forecasted transactions not recognized on balance sheet as per Swedish GAAP.

6.	When do you expect the SEK1.6b of unrealized forex derivatives shown on page 66 of the annual report to impact income?

Please note that the SEK 1.6 b. is the value at year-end rates. The value will be affected by exchange rate changes over the year. The impact on income will occur at the same time as the forecasted transaction occurs i.e. the absolute majority in 2005. Please remember this will not “boost” the income since if we have gains on the derivatives we also have operating foreign exchange losses.

7.	Is the SEK 1.6 b. mentioned in question 6, equivalent to the hedge reserve opening balance that we will see in the Q1 IFRS accounts? How big will the hedge reserve be?

No, this is not necessarily equal to the hedge reserve. The hedge reserve amount is dependent on transition rules and the amount of designated hedges for IFRS purposes. The hedge reserve opening balance will be reported in the Q1 interim report. Also note, that the IFRS rules are currently under reconsideration regarding forecasted inter company transactions. Potential changes can be followed on the IASB web site: www.iasb.org.

8.	How large portion of your hedges are effective vs. ineffective?

All cash flow hedges are deemed effective (per Swedish GAAP). Depending on rules and designation we will define the effectiveness as per IFRS starting Q1. Our aim is to have full hedge accounting i.e. full effectiveness. Please see question 7 above, regarding expected changes under IFRS accounting.

9.	Will the ineffective hedges affect the P&L above or below EBIT?

If the hedge relates to an operational item the effect will be above EBIT.

10.	How does IFRS and US GAAP differ in terms of hedge accounting rules?

The major difference between the two in 2004 was that US GAAP allowed companies to hedge forecasted inter company transactions, which did not qualify as hedged items under IFRS (please see potential rule changes).

11.	In Q1 you will start to report hedge accounting in accordance with IFRS. What does that mean in terms of new information?

We will disclose the effect on equity of changes in the hedge reserve in accordance with disclosure and presentation requirements under IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 18, 2005